

Mail Stop 3030

December 3, 2015

<u>Via E-mail</u>
Mr. Kevin L. Cornwell
Chief Executive Officer
Utah Medical Products, Inc.
7043 S 300 W
Midvale, Utah 84047

     Re: **Utah Medical Products, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed March 12, 2015
              File No. 001-12575

Dear Mr. Cornwell:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 42

1.   We note that revenue recognized by UTMD is based upon documented arrangements and fixed contracts. Please explain to us what you mean by "documented arrangements" and describe to us your business practices and processes for documenting sales transactions. Additionally, tell us in detail about the significant terms of your revenue agreements with customers and distributors and the impact these have on your revenue recognition. Include in your discussion any rights of return, price concessions, pricing incentives or if you have any other post-shipment obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery